EXHIBIT 21
List of Subsidiaries of Community Central Bank Corporation

Name of Subsidiary	Jurisdiction of	Names under which
(and ownership)	Organization	it does business
Community Central Bank (wholly-owned subsidiary of Community Central Bank Corporation)	Michigan	Community Central Bank

Community Central Mortgage Company, LLC (wholly owned subsidiary of Community Central Bank)	Michigan	Community Central Mortgage Company, LLC Mortgage Banking Solutions

Community Central Capital Trust II (Business Trust, wholly owned subsidiary of Community Central Bank Corporation)	Delaware	Community Central Capital Trust II

Community Central Development Enterprise, LLC * (wholly owned subsidiary of Community Central Bank) * Inactive	Michigan	Community Central Development Enterprise, LLC

Community Central Insurance Agency, LLC * (wholly owned subsidiary of Community Central Bank) * Inactive	Michigan	Community Central Insurance Agency, LLC